June 25, 2010

Gerard Michel
Chief Financial Officer, Vice President and Treasurer
Biodel, Inc.
100 Saw Mill Road
Danbury, CT 06810

Re: Biodel, Inc.
 Form 10-K for the Fiscal Year Ended September 30, 2009
  Definitive Proxy Statement filed on Schedule 14A
  File Number: 001-33451

Dear Mr. Michel:

    We have reviewed your response letter dated May 21, 2010 and have the
following comment. In this comment, we ask you to provide us with information to
better understand your disclosure. Where our comment requests you to revise disclosure,
the information you provide should show us what the revised disclosure will look like
and identify the annual or quarterly filing, as applicable, in which you intend to first
include it. If you do not believe that revised disclosure is necessary, explain the reason in
your response. After reviewing the information provided, we may raise additional
comments and/or request that you amend your filings.

     Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 16

1. We note your response to the comment included in our letter dated May 16, 2010.
    To the extent that you believe any possible disclosure relating to individual and
    corporate performance goals, the levels of achievement of same, and any other
    factors considered by your Compensation Committee in making compensation
    awards could cause you competitive harm, please provide us with an analysis
    supporting this belief. You may submit this analysis to us confidentially pursuant

to Rule 83 of the Commission's Rules of Practice. Otherwise, we request that you make an unqualified representation that you will discuss the foregoing items and how they impact your executive compensation in future filings.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or myself at (202) 551-3679 if you have any questions regarding the processing of your response as well as any questions regarding the comment.

Sincerely,

Jeffrey Riedler
Assistant Director